EXHIBIT 11.

COMPUTATION OF EARNINGS PER SHARE

	Years Ended
	September 30,
	2011	2010

Net income	$269,499	$313,638
Weighted average number of shares outstanding	5,243,107	5,243,107

Net income per common share	$0.05	$0.06